Item 77M Series 22, 23, 24 and 25

Each series of The Munder Funds, Inc. (MFI) (Munder Future
Technology Fund, Munder Micro-Cap Equity Fund, Munder
NetNet Fund and Munder Power Plus Fund), was reorganized and redomiciled into corresponding series of Munder Series Trust
(MST).

The Agreements and Plans of Reorganization and Redomiciliation were approved by the Boards of Directors/Trustees of MFI and MST on August 12, 2003. The transaction was completed for each series on October 30, 2003.